Firsthand Medical Specialists Fund
                          (a series of Firsthand Funds)
                      c/o Ingenuity Capital Management LLC
                               26888 Almaden Court
                           Los Altos, California 94022

                                 January 3, 2000

Paul, Hastings, Janofsky & Walker LLP
555 South Flower Street
Los Angeles, California  90071

     Re: Reorganization of Firsthand Medical Specialists Fund, a series of
         Firsthand Funds, into Ingenuity Medical Specialists Fund, a series of Ingenuity Capital Trust
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Ladies and Gentlemen:

                  This letter is furnished to you in connection with the opinions to be rendered to Firsthand Medical Specialists Fund (the "Acquired Fund"), a series of the Firsthand Funds, a Delaware business trust (the "Firsthand Trust"), with respect to certain Federal income tax matters in connection with the reorganization by and between the Ingenuity Medical Specialists Fund (the "Acquiring Fund"), a series of the Ingenuity Capital Trust, a Delaware business trust (the "Ingenuity Capital Trust") and the Acquired Fund, whereby: (i) the Acquired Fund will transfer substantially all of its assets to the Acquiring Fund in exchange solely for a number of shares of voting common stock of the Acquiring Fund which represents 50 percent or more of the aggregate voting shares of the Acquiring Fund and the assumption of the Acquired Fund's liabilities; (ii) the Acquired Fund will distribute, in complete liquidation, the Acquiring Fund shares received by the Acquired Fund to the shareholders of the Acquired Fund in exchange for their shares in the Acquired Fund; and (iii) the Acquired Fund will dissolve as soon as practicable thereafter. The opinion will be rendered in connection with the transaction described in the Agreement and Plan of Reorganization dated as of January 3, 2000, by and among the Firsthand Trust, on behalf of the Acquired Fund, and the Ingenuity Capital Trust, on behalf of the Acquiring Fund (the "Reorganization Agreement"), and adopts the applicable defined terms therein.

                  For purposes of rendering your opinion, we understand that you must rely upon certain matters of fact of which you do not and cannot have first hand knowledge. After consulting with its counsel and auditors as deemed reasonably necessary regarding the meaning of and factual support for the following representations, the undersigned hereby certifies and represents that, in rendering your opinion, you may rely upon the following matters of fact which we represent to you to be true and correct as of the date hereof and will continue to be true as of the date of closing:

                  A. The fair market value of the shares of the Acquiring Fund received by each shareholder of the Acquired Fund will be approximately equal to the fair market value of the shares of the Acquired Fund surrendered in the exchange.

                  B. During the five-year period ending on the date of the transaction, neither the Acquired Fund nor any person related to the Acquired Fund (related defined as one corporation owns stock possessing at least 50% or more of the voting power or value of the other corporation) will have directly or through any transaction, agreement, or arrangement with any other person, (i) acquired stock of the Acquired Fund with consideration other than shares of the Acquiring Fund or the Acquired Fund (except for shares of the Acquired Fund stock acquired from dissenters in the transaction), (ii) redeemed or made distributions with respect to the Acquired Fund shares, except for redemptions in the ordinary course of the Acquired Fund's business as an open-end investment company as required by section 22(e) of the Investment Company Act of 1940, as amended (the "1940 Act") and distributions necessary to qualify for the special tax treatment afforded regulated investment companies under section 852 of the Internal Revenue Code of 1986, as amended (the "Code"), and made in the ordinary course of the Acquired Fund's business as a qualified regulated investment company.

                  C. The Acquiring Fund will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Acquired Fund immediately prior to the transaction. For purposes of this representation, amounts used by the Acquired Fund to pay its reorganization expenses, amounts paid by the Acquired Fund to shareholders who receive cash or other property, and all redemptions and distributions (except for distributions and redemptions occurring in the ordinary course of the Acquired Fund's business as an investment company) made by the Acquired Fund immediately preceding the transfer have been included as assets of the Acquired Fund held immediately prior to the transaction.

                  D. After the transaction, the shareholders of the Acquired Fund will be in control of the Acquiring Fund within the meaning of Section 368(a)(2)(H) of the Code, which provides that control means the ownership of shares possessing at least 50 percent of the total combined voting power of all classes of shares entitled to vote, or at least 50 percent of the total value of all classes of shares.

                  E. In pursuance of the plan of reorganization, the Acquired Fund will distribute as soon as practicable the shares of the Acquiring Fund it receives in the transaction.

                  F. The liabilities of the Acquired Fund assumed by the Acquiring Fund plus the liabilities to which the assets are subject were incurred by the Acquired Fund in the ordinary course of its business and are associated with the assets transferred.

                  G. The fair market value of the assets of the Acquired Fund transferred to the Acquiring Fund will equal or exceed the sum of the liabilities assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

                  H. The total adjusted basis of the assets of the Acquired Fund transferred to the Acquiring Fund will equal or exceed the sum of the liabilities to be assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

                  I. There is no intercorporate indebtedness existing between the Acquired Fund and the Acquiring Fund that was issued, acquired, or will be settled at a discount.

                  J. The Acquired Fund meets the requirements of a regulated investment company as defined in Sections 368(a)(2)(F)(ii) and (iii) of the Code. Section 368(a)(2)(F)(ii) requires that not more than 25% of the value of the investment company's total assets is invested in the stock and securities of any one issuer and not more than 50% of the value of its total assets is invested in the stock and securities of 5 or fewer issuers. Section 368(a)(2)(F)(iii) requires that 50% or more of the value of the investment company's total assets are stock and securities and 80% or more of the value of its total assets are assets held for investment.

                  K. The Acquired Fund is not under the jurisdiction of a court in a case under Title 11 of the United States Code or a receivership, foreclosure, or similar proceeding in a Federal or state court.

                             Very truly yours,

                             Firsthand Medical Specialists Fund

                             By: Ingenuity Capital Management LLC,
                                 its investment adviser and administrator

                             By: ___________________
                                 Kendrick K. Kam
                                 President